Exhibit 4.4

ALCON EXCESS 401(k) PLAN

EFFECTIVE JANUARY 1, 2004

I. Name and Purpose

The name of the plan is the Alcon Excess 401(k) Plan (the "Plan"). Its purpose is to provide certain individuals with benefits attributable to contributions, which would have been made to the Alcon 401(k) Retirement Plan but for limitations imposed by the Code regarding the compensation that can be considered in making contributions on behalf of an employee. This program has been adopted in recognition of these limits to restore the benefits that would have otherwise been available without such restrictions. This Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

II. Effective Date

The plan shall be effective as of January 1, 2004.

III. Definitions

A. **Account** means the balance credited to a Participant's Excess Contribution Account. The Account shall not constitute or be treated as an escrow, trust fund, or any other type of funded account for Code or ERISA purposes and, moreover, contingent amounts credited thereto shall not be considered "plan assets" for ERISA purposes. The Account merely provides a record of the bookkeeping entries relating to the contingent benefits the Sponsor intends to provide the Participant and shall thus reflect a mere unsecured promise to pay amounts in the future.

B. **Affiliate** means a member of a controlled group of corporations (defined in Code Section 414(b)), trades of business (whether or not incorporated) which are under common control (defined in Code Section 414(c)) or an affiliated service group (defined in Code Section 414(m) or in Code Section 414(c)).

C. **Alcon 401(k) Retirement Plan** means the Alcon 401(k) Retirement Plan and Trust, Restated Effective January 1, 1997, or any other successor defined contribution plan maintained by the Company that qualifies under Section 401(a) of the Code, and satisfies the requirements thereof.

D. **Allocation Form** means the form completed by the Participant and delivered to the Committee which indicated the Participant's choice of the Investment Alternatives as described in **Section VI**.

E. **Beneficiary** means any person or persons so designated in accordance with the provisions of **Section VIII**.

F.   **Board of Directors** means the board of directors of Alcon Holdings Inc.

G.   **Code** means the Internal Revenue Code of 1986, as amended, and the regulations and other authority issued thereunder by the appropriate governmental authority. References to the Code shall include references to any successor section or provision of the Code.

H.   **Committee** means the Chief Executive Officer and Chief Financial Officer of Alcon Holdings Inc. or any other persons appointed by the Board of Directors to administer the Plan and to perform the functions set forth herein.

I.   **Company** means Alcon Holdings Inc. and each Participating Employer except as otherwise provided in **Section VI.E.2.c**. of the Plan.

J.   **Compensation** means (i) base salary earned by a Participant on a periodic basis throughout the Plan Year, and (ii) cash bonuses paid to a Participant during a Plan Year. For purposes of this Plan, Compensation shall also include amounts which would otherwise meet the definition hereunder but for the voluntary deferral of such amounts pursuant to the Alcon 401(k) Retirement Plan or the Alcon Executive Deferred Compensation Plan, effective October 25, 2002, as may be amended from time to time.

K.   **Disability** means any mental or physical impairment that continuously disables and wholly prevents an Employee from being able to engage in the Employee's normal and customary duties with the Employer or any Affiliate. The permanence and degree of the impairment shall be supported by competent medical evidence.

L.   **Discretionary Contribution** means the amount contributed by the Company to a Participant's Account pursuant to **Section VI** of the Plan.

M.   **Distribution Event** means the date of termination of service of the Participant with the Company for any reason, including death, upon which payment of the Participant's Account shall be deemed triggered for subsequent distribution, pursuant to **Section VII**.

N.   **Eligible Individual** means each employee of the Company selected for participation in this Plan pursuant to **Section IV** of the Plan.

O.   **Excess Contribution Account** means the sum of (i) the amounts credited on behalf of a Participant under the terms of this Plan; and (ii) additional amounts credited/debited to the Participant's Excess Contribution Account as a result of the Participant's selection of Investment Alternatives in accordance with **Section VI**, less (iii) all distributions made to the Participant or his or her Beneficiary pursuant to this Plan from the Participant's Excess Contribution Account, including any applicable penalties imposed pursuant to **Section VIII.C**.

P.   **Excess Contribution Amount** means an amount which would have been credited on behalf of the Participant to the Alcon 401(k) Retirement Plan, but for the limitations imposed by Section 401(a)(17) of the Code, as may be modified from time to time. Such amount shall be determined by multiplying the Participant's Compensation in excess of the Compensation Limit as defined in Section 401(a)(17) of the Code, by twelve percent (12%) or such other amount may be determined to be the maximum Company Matching Contribution under the provisions of the Alcon 401(k) Retirement Plan; such amounts shall be credited to Excess Contribution Account pursuant to **Section VI**.

Q.   **Investment Alternatives** means those Investment Alternatives chosen from time to time by the Committee, as described in **Section VI**, and reflected on the Allocation Form provided on an annual basis by the Company to the Participants. Such Investment Alternatives will allow individual Participants to hypothetically invest the balance of his or her Account during each Plan Year, among Investment Alternatives selected by the Participant, and shall determine the rate of appreciation (or depreciation) attributable to the balance of such Participant's Account for that Plan Year.

R.   **Participant** means an employee who is both eligible to participate in the Plan under the terms of **Section IV** and has elected to participate in the Plan.

S.   **Participating Employer** means Alcon Laboratories, Inc., Alcon Research, Ltd., Alcon Manufacturing, Ltd. and Falcon Pharmaceuticals, Ltd. or any other corporation or business organization which adopts the Plan, with the consent of Sponsor.

T.   **Plan Year** means the twelve (12) month period ending on the December 31st of each year during which the Plan is in effect, provided that the first Plan Year shall commence on the Effective Date and end on December 31, 2004.

U.   **Sponsor** means Alcon Holdings Inc. and its successors and assigns.

V.   **Trust** means the grantor trust established pursuant to the Plan.

W. **Trustee** means the trustee named in the agreement establishing the Trust and such successor and/or additional trustees as may be named pursuant to the terms of the agreement establishing the Trust.

IV. Eligibility

An employee of the Company shall be eligible to participate in the Plan if the employee is approved to participate in the Plan by the Committee. An employee shall become a Participant under the Plan upon the timely filing of a statement indicating his or her willingness to be a participant in this Plan and an Allocation Form, as described in **Section VI.**

V. Administration of the Plan

A. The Plan shall be administered by the Committee which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall have the sole discretion to interpret the provisions of the Plan. Neither the Committee nor any members of the board of directors of any Alcon Affiliated Company shall be liable to any person for any action taken or omitted in connection with the administration or interpretation of the Plan.

B. Subject to the limitations herein set forth, the Committee shall establish from time to time the rules or regulations for the administration of the Plan and the transaction of its business, provided that no such rule or regulation shall be contrary to the specific provisions of the Plan. The Committee has full discretion to interpret the Plan, to determine whether a claimant is eligible for benefits; to decide the amount, form, and timing of benefits; and to resolve any other matter under the Plan which is raised by a claimant or identified by the Committee. The Committee shall determine all questions arising from or in connection with the provisions of the Plan and its administration, and any determination so made shall be final, conclusive and binding upon all persons affected thereby.

C. Communications to the Committee shall be addressed to the Chairman of the Committee, 6201 South Freeway, Fort Worth, Texas 76134. The Secretary of the Committee is hereby designated as agent for service of legal process with respect to any claims arising under the Plan.

VI. Excess Contribution Account

A. **Investment Alternatives**
The Investment Alternatives available for the Participant's Account will be selected by the Committee, in its sole discretion, and specified on the Allocation Form provided to the Participant by the Committee. Such Investment Alternatives will allow individual Participants to hypothetically invest the balance of their Account during each Plan Year and shall determine the rate of appreciation (or depreciation) which shall be credited on the balance of such

Account. Allocation among the Investment Alternatives shall be in increments of whole percentages. A Participant shall have no actual ownership rights in any assets of the Company or the Trust as a result of such Participant's selection of Investment Alternatives. Moreover, the Company and/or Trust shall have no obligation to invest actual assets in accordance with the Participant's selection of Investments.

B.   **Reallocation Among Investment Alternatives**
A Participant may choose, on the first day of each month, to reallocate the deemed investment of the amounts credited to such Participant's Account among the Investment Alternatives in increments of whole percentages. Such reallocation shall be achieved by submitting an Investment Alternative Change Form to the Committee pursuant to the procedures established by the Committee.

C.   **Periodic Credits of Amounts**
The Participant's Excess Contribution Account shall be credited with the amount of the Excess Contribution Amount on the day on which such Excess Contribution Amount would have otherwise been contributed on behalf of the Participant under the Alcon 401(k) Retirement Plan. All periodic credits to a Participant's Excess Contribution Account shall be accounted for based on the Investment Alternatives selected by the Participant on the Allocation Form or Investment Alternative Change Form. In addition, the Committee, in its sole discretion, may from time to time make Discretionary Contributions to a Participant's Account.

D.   **Increase or Decrease to Account**
A Participant's Excess Contribution Account will be increased or decreased on the last day of each month, in accordance with the Participant's Investment Alternative election reflected on his or her Allocation Form or Investment Alternative Change Form.

E.   **Vesting in the Excess Contribution Account**

1.   The Participant shall be vested in the Excess Contribution Account according to the following schedule based on the Participant's Years of Service ("YOS") as defined under the 401(k) Plan:

If the Participant has …	Then the vested percentage shall be …
Less than 2 YOS	0%
2 or more YOS but less than 3	20%
3 or more YOS but less than 4	40%
4 or more YOS but less than 5	70%
5 or more YOS	100%

2. In addition, a Participant's vested percentage shall be one hundred percent (100%) if:

   a. Such Participant while an Employee-

      (i)   Attains age 55;

      (ii)   Dies; or

      (iii) Suffers a Disability.

   b. Such Participant is terminated from service as a result of the closing of the business unit or facility by which he is employed, provided that he/she continues in the employ of such business unit or facility until such date as his/her Participating Employer releases him/her from employment; or

   c. A Change-of-Control occurs while the Participant is an Employee. Change-of-Control means the happening of any of the following:

      (i)   any "person" including a "group" (as such terms are used in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")), but excluding (i) the Company (ii) any entity controlling, controlled by or under common control with the Company including Nestlé S.A. (Nestlé), (iii) any employee benefit plan of the Company or any such entity, (iv) any entity or group acting to facilitate any initial public offering of the Shares and, (v) with respect to any particular Participant, the Participant and any "group" (as such term is used in Section 13(d)(3) of the Exchange Act) of which such Participant is a member, and (vi) any acquisition of securities directly from the Company is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of either (i) the combined voting power of the Company's then outstanding securities or (ii) the then outstanding Shares; or

      (ii)   the consummation of any consolidation or merger of the Company or subsidiary where the shareholders of the Company immediately prior to the consolidation or merger, do not, immediately after the consolidation or merger, beneficially own (as such term is used in Rule 13(d)(3) under the Exchange Act), directly or indirectly, securities representing in the aggregate 51% or more of the combined voting power of the then outstanding voting securities of the corporation issuing cash or securities in the consolidation or merger (or its ultimate parent corporation, if any), except any such transaction with Nestlé or any entity controlled by Nestlé; or

(iii)   any sale, lease, exchange or other transfer (in one transaction or in a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company other than the sale or disposition by the Company of all or substantially all of the Company's assets either (i) to an entity, at least 51% of the combined voting power of the voting securities of which are beneficially owned by shareholders in substantially the same proportion as their ownership of the Company immediately prior to such sale or (ii) to Nestlé or to an entity controlled by Nestlé, or

(iv)   during any period of two consecutive years commencing on or after January 1, 2002, individuals who, at the beginning of the period, constituted the Board of Directors (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office.

Solely for purposes of this definition the following terms have the meanings set forth below:

(a)   "Board of Directors" means, the Board of Directors of Alcon, Inc.

(b)   "Company" means, Alcon, Inc., the parent Company of Alcon Holdings Inc., a corporation organized in Switzerland, and who shares are traded on the New York Stock Exchange (NYSE) under the symbol ACL, and its subsidiaries, successors and assigns.

(c)   "Shares" means the registered outstanding common stock of Alcon, Inc., CHF 0.20 par value per share.

VII. Method of Distribution

A.   **In General**
Distribution of a Participant's Account balance will commence upon the Participant reaching a Distribution Event, and the Participant shall have the ability to elect to receive distribution of his or her Account balance as follows:

1   A lump sum payment, or,

2. In substantially equal annual installments over a predetermined number of years, selected by the Participant. If annual installments are selected by the Participant, the initial installment shall be based on the value of the Participant's Account, measured just prior to distribution, and shall be equal to 1/n (where 'n' is equal to the total number of annual installments not yet distributed). Subsequent installment shall be computed in a consistent fashion, with the measurement date being the anniversary of the original measurement date.

B. **Timing of Payments**
The annual installments will commence on the business day coinciding with or next following the April 1st subsequent to the Participant's applicable Distribution Event and continuing on each April 1st until all annual installments have been distributed. Lump sum distributions shall be paid by the Company no later than thirty (30) days following the applicable Distribution Event.

VIII. Change in Distribution Schedule

A. **Death of Participant** – In the event of the death of a Participant before distribution of the Participant's Account balance has commenced or been completed, the Trustee shall pay the remaining balance of any Account in one lump sum, to the individual designated as primary beneficiary on the latest executed Notice of Change of Beneficiary form on file, within a reasonable time period but not later than one hundred (100) days after the date of the Participant' s death. If the primary beneficiary designated on the latest executed Notice of Change of Beneficiary form is no longer living at the time of the Participant's death, the Trustee shall pay the remaining Account balance in one lump sum to the individual designated as secondary beneficiary on the latest executed Notice of Change of Beneficiary form on file. If the Secondary Beneficiary designated on the latest executed Notice of Change of Beneficiary form is no longer living at the time of the Participant's death, the Trustee shall pay the remaining balance of any Account in one lump sum to the Participant's estate.

If the Participant wishes to change the beneficiary, the Participant may do so at any time by submitting a new Notice of Change of Beneficiary form to the Committee, which form shall become effective upon receipt by the Committee.

B. **Change in Distribution Date** – If a Participant wishes to modify the payment schedule noted in **Section VII**, he or she must submit a written petition to the Committee for such change. The Committee has sole discretion in whether to permit the requested change. The written petition must be submitted to the Committee at least one (1) year prior to the date the Participant would otherwise be receiving a distribution in accordance with the most recently executed petition.

C. **Early Lump Sum Distribution** – Notwithstanding any other provision of this Plan, a Participant may elect to receive a lump sum distribution of all or a portion of the funds accumulated in his or her Account upon submission of a written request and its approval by the Committee; however, the distribution will be subject to a ten (10) percent early withdrawal penalty. The withdrawal penalty is ten (10) percent of the amount of the lump sum distribution and will reduce such distribution. In addition, the Participant shall not be eligible to have his or her Account credited with an Excess Contribution Amount for a period of no less than twelve (12) calendar months following the distribution under this provision.

IX. Offset for Obligations to Company

If the Participant has any debt, obligation or other liability representing an amount owing to the Company or any affiliate of the Company, and if such debt, obligation, or other liability is due and owing at the time benefit payments are payable hereunder, the Company may offset the amount owing it or any affiliate against the amount of benefits otherwise distributable hereunder.

X. Liability of Company

Except as provided below, all contributions and distributions to be made as required by this Plan shall be obligations of the Sponsor. On the basis of the information furnished by the Committee, the Trustee shall keep separate books and records concerning the affairs of each Participating Employer hereunder and as to the accounts and credits of the Participants of each Participating Employer.

XI. Rights of a Participant

Establishment of the Plan shall not be construed as giving any Participant the right to be retained in the Company's service or employ or the right to receive any benefits not specifically provided by the Plan.

Any amounts due or credited under this Plan will not be segregated from the general funds of the Company, and no Participant will have any claim on any specific assets of the Company. To the extent that any Participant acquires a right to receive benefits under this Plan, his or her right will be no greater than the right of any unsecured general creditor of the Company and is not assignable or transferable except to the Participant's estate as defined in **Section VIII**.

XII. Amendment and Termination

The Board may amend, modify, or terminate the Plan at any time. No amendment, modification, or termination shall reduce any benefits accrued or rights entitled to by any Participant prior to such amendment, modification, or termination.

XIII. Determination of Benefits

See Appendix A.

XIV. Notices

Notices and elections under this Plan must be in writing. A notice or election is deemed delivered if it is delivered personally or mailed by registered or certified mail to the person at his or her last known business address.

XV. General Provisions

A. **Controlling Law** – Except to the extent superseded by federal law, the laws of the State of Texas shall be controlling in all matters relating to the Plan, including construction and performance thereof.

B. **Captions** – The captions of sections and paragraphs of this Plan are for the convenience of reference only and shall not control or affect the meaning or construction of any of its provisions.

C. **Facility of Payment** – Any amounts payable hereunder to any Participant who is under legal disability or who, in the judgment of the Committee, is unable to properly manage his or her financial affairs may be paid to the legal representative of such Participant or may be applied for the benefit of such Participant in any manner which the Committee may select, and any such payment shall be deemed to be payment for such Participant's Account and shall be a complete discharge of all liability of the Company with respect to the amount so paid.

D. **Withholding of Payroll Taxes** – The Company shall withhold from a Participant's Compensation, all federal, state and local income, employment and other taxes required to be withheld by the Company with respect to any amounts credited or due under the Plan, in amounts and in a manner to be determined in the sole discretion of the Company.

The Company, or the Trustee of the Trust, shall withhold from any distributions made to a Participant under this Plan, all federal, state and local income, employment, and other taxes required to be withheld by the Company or the Trustee of the Trust, in connection with such distributions, in amounts and in a manner to be determined in the sole discretion of the Company and/or the Trustee of the Trust.

E. **Administrative Expenses** – All expenses of administering the Plan shall be borne by the Company. No part thereof shall be charged against any Participant's Account or any amounts distributable hereunder.

F. **Severability** – Any provision of this Plan prohibited by the law of any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition without invalidating the remaining provisions hereof.

G. **No Liabilities** – Except as otherwise expressly provided herein, no member of the

Board of Directors of the Company and no officer, employee, or agent of the Company shall have any liability to any person, firm, or corporation based on or arising out of the Plan, except in the case of gross negligence or fraud.

H. **Binding on all Successors** – In the event of a Change of Control, any surviving or acquiring corporation shall assume the Plan and all obligations hereunder. In the event any surviving or acquiring corporation refuses to assume the terms set out in this section, then each Participant will receive the balance in his or her Account in a single lump sum immediately upon a Change of Control.

I. **Section 162(m) Deduction Limitation** – In the event the Company would be denied a deduction for amounts otherwise payable in any Plan Year to a Participant under **Section VII** by reason of the application of section 162(m) of the Code, the Committee, in its sole discretion, may reduce any payment otherwise due to such Participant (but not below zero) to the extent necessary to avoid such application of section 162(m) and such amount not paid and the net appreciation or depreciation credited thereon shall be paid to the Participant in the earliest Plan Year(s) in which payment may be made without application of section 162(m).

XVI. Unfunded Status of Plan

It is the intention of the parties that the arrangements herein described be unfunded for tax purposes and for purposes of Title I of ERISA. Plan Participants have the status of general unsecured creditors of the Company or any Participating Company. The Plan constitutes a mere promise by the Company to make payments in the future.

The Company may establish the Trust(s) with the Trustee, pursuant to such terms and conditions as are set forth in the Trust agreement(s) to be entered into between the Company and the Trustee. The Trust is intended to be treated as a "grantor" trust under the Code and the establishment of the Trust is not intended to cause Participants to realize current income on amounts contributed thereto, and the Trust shall be so interpreted.

XVII. Rights to Benefits

A Participant's rights' to benefit payments under the plan are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Participant or the Participant's beneficiaries.

IN WITNESS WHEREOF, the Sponsor has caused this Plan to be executed this the 19th day of December, 2003.

ALCON HOLDINGS INC.

By:

/s/ T.R.G. Sear
T.R.G. Sear, Chairman of the Board
President and CEO

By:

/s/ J.A. Fouse
Jacqualyn A. Fouse
Senior V. P., Finance and CFO

I. **Determination of Benefits**

A. **Claim** – A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a "Claimant") may file a written request for such benefit with the Company, setting forth his claim. The request must be addressed to the Board of the Company related to the Participant at its then principal place of business.

B. **Claim Decision** – Upon receipt of a claim, the Company shall advise the Claimant that a reply will be forthcoming within ninety (90) days and shall, in fact, deliver such reply within such period. The Company may, however, extend the reply period for an additional ninety (90) days for reasonable cause. If the claim is denied in whole or in part, the Company shall adopt a written report, using language calculated to be understood by the Claimant, setting forth:

1. The specific reason or reasons for such denial;

2. The specific reference to pertinent provisions of this Plan upon which such denial is based;

3. A description of any additional material or information necessary for the Claimant to clarify his claim and an explanation why such material or such information is necessary;

4, Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review; and

5, The time limits for requesting a review.

C. **Request for a Review** – Within sixty (60) days after the receipt by the Claimant of the written report described above, the Claimant may request in writing that the Board review the determination of the Company. Such request must be addressed to the Board's principal place of business. The Claimant or his duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Company. If the Claimant does not request a review of the Company's determination by the Board within such sixty (60) day period, he shall be barred and estopped from challenging the Company's determination.

D. **Review of Decision** – Within sixty (60) days after the Board's receipt of a request for review, they will review the Company's determinations. After considering all materials presented by the Claimant, the Board will render a written report, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of this Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Board will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.